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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      AMENDMENT NO. 10 - FINAL AMENDMENT
                                       TO
                                  SCHEDULE TO
                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                           OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                       HUNTINGDON LIFE SCIENCES GROUP PLC
                            (Name of Subject Company)


                     LIFE SCIENCES RESEARCH, INC. (offeror)
                 HUNTINGDON LIFE SCIENCES GROUP PLC (co-offeror)
                            (Name of Filing Persons)

                       ORDINARY SHARES, 5 PENCE EACH, AND
     AMERICAN DEPOSITARY SHARES, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS,
                      EACH REPRESENTING 25 ORDINARY SHARES
                         (Title of Class of Securities)

                                   532169109
                      (CUSIP Number of Class of Securities)


                                  ANDREW BAKER
                                    PMB #251
                             211 EAST LOMBARD STREET
                            BALTIMORE, MARYLAND 21202
                                 (410) 659-0620
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)



                                  ------------



/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:


         /X/      third-party tender offer subject to Rule 14d-1.

         /X/      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         / /      amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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        This Amendment No. 10, which is the final amendment (this Amendment"), amends and supplements the Tender Offer Statement on Schedule TO (the "Amended Schedule TO") filed by Life Sciences Research, Inc., a Maryland corporation ("LSR"), on October 16, 2001, as the same has been previously amended, in connection with the Offer (the "Offer") to exchange one share of issued and outstanding voting common stock of LSR, par value $.01 per share (the "LSR Voting Common Stock"), for 50 issued and outstanding ordinary shares of Huntingdon Life Sciences Group plc (the "Company"), 5 pence each (the
"Ordinary Shares"), and to exchange one share of LSR Voting Common Stock for two American Depositary Shares of the Company, represented by American Depositary Receipts (the "ADSs"). Fractions of shares of LSR Voting Common Stock will not be allotted or issued to accepting holders of Ordinary Shares or ADSs. Such holders shall, in lieu of any fractional shares of LSR Voting Common Stock, receive the payment due in respect of such fractional shares in either pounds sterling or U.S. dollars, at their election.

         The Offer is made upon the terms and subject to the conditions set forth in the Offer Document (the "Offer Document"), which forms a part of the Registration Statement on Form S-4, filed with the Commission on October 11, 2001, as amended on October 16, 2001, November 9, 2001, November 29, 2001, December 12, 2001, December 19, 2001, and December 21, 2001 and the related Letter of Transmittal and Form of Acceptance. A copy of the Offer Document is incorporated by reference as Exhibit (a)(1) hereto.

         The information in the Offer Document and the related Letter of Transmittal and Form of Acceptance, and any supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission (the "Commission") by LSR, is hereby incorporated by reference in response to all items of this Schedule TO.

         This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) and Rule 14d-4(b)(2) promulgated under the Securities Act of 1934, as amended.

         This Amendment is being filed to remove Walter Stapfer's name as a co-offeror of the Amended Schedule TO and to report the results of the Offer. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Offer Document.

         1. As of the expiration of the Initial Offer Period, Mr. Stapfer is no longer an officer or director of LSR and as of the date hereof, he owns less than 2% of the LSR Voting Common Stock. Therefore, Mr. Stapfer is no longer a co-offeror and this Amendment reflects such change.

         2. The Subsequent Offer Period expired on February 7, 2002.

         3. Valid acceptances were received and not withdrawn for 269,429,835 Huntingdon Shares. This represents approximately 91.8% of the existing issued ordinary share capital of Huntingdon. LSR accepted all 269,429,835 Huntingdon Shares for exchange pursuant to the terms of the Offer.
















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                                    SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002


                                          LIFE SCIENCES RESEARCH, INC.


                                          By: /s/ ANDREW BAKER
                                              ---------------------------------
                                              ANDREW BAKER
                                              Chairman and CEO



                                          HUNTINGDON LIFE SCIENCES
                                            GROUP PLC

                                          By: /s/ ANDREW BAKER
                                              ---------------------------------
                                              Name:  Andrew Baker
                                              Title: Chairman